October 31, 2018

Michael J. Bonello
Executive Vice President and Chief Financial Officer
PRA Health Sciences, Inc.
4130 ParkLake Avenue
Suite 400
Raleigh NC 27612

       Re: PRA Health Sciences, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 22, 2018
           File No. 1-36732

Dear Mr. Bonello:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.



Form 10-K for Fiscal Year Ended December 31, 2017

PRA Health Sciences, Inc. and Subsidiaries Consolidated Financial Statements Consolidated Statements of Operations, page 63

1. Please tell us your consideration of SAB Topic 11.B in the title used for direct costs here and elsewhere throughout your filing. Also, tell us how you determined that labeling your
      ASC 280 segment profit measures in footnote 20 as gross profit and the sum of the segment profit measures as total gross profit is appropriate. Alternatively, please relabel these amounts here and elsewhere throughout the filing where they are presented to better reflect what they represent.
 Michael J. Bonello
PRA Health Sciences, Inc.
October 31, 2018
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Linda Cvrkel, Staff Accountant, at (202) 551-3813 or Rufus Decker,
Accounting Branch Chief, at (202) 551-3769 with any questions.



                                                          Sincerely,
FirstName LastNameMichael J. Bonello
                                                          Division of
Corporation Finance
Comapany NamePRA Health Sciences, Inc.
                                                          Office of Beverages,
Apparel and
October 31, 2018 Page 2                                   Mining
FirstName LastName